

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

Tim Vanderhook
Chief Executive Officer
Viant Technology Inc.
2722 Michelson Drive, Suite 100
Irvine, CA 92612

Re: Viant Technology Inc.
Amendment No. 2 to Draft Registrant Statement on Form S-1
Submitted January 11, 2021
CIK: 0001828791

Dear Mr. Vanderhook:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 23, 2021.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 11, 2021

Risk Factors
We receive a significant amount of revenue..., page 19

1. Please quantify the percentage of revenue derived from the two advertising agency holding companies that each represented more than 10% of your revenue for the periods presented.

Unaudited Pro Forma Consolidated Financial Information and Other Data, page 71

2. Please note that once this information is finalized and actual amounts are provided, we may have further questions regarding your pro forma adjustments related to the

Reorganization and Offering Transactions.

Key Operating and Financial Performance Metrics
Use of Non-GAAP Financial Measures, page 92

3.   We note that you present the non-GAAP measure of adjusted EBITDA as a percentage of
      revenue ex-TAC. Please revise to clarify why this measure is useful to investors and to
      the extent you continue to include such measure, also provide the comparable GAAP
      measure of net loss as a percentage of gross profit with equal or greater prominence.
      Refer to Item 10(e)(1)(A)(i) of Regulation S-K.

Revenue ex-TAC, page 93

4.   We note the discussion of your non-GAAP gross profit measure begins with a discussion
      of your contractual arrangements and includes a cross reference to your revenue
      recognition critical accounting policy disclosures. Please remove this information and
      discuss the measure as it relates to your GAAP gross profit or explain.

Executive Compensation, page 120

5.   We note your response to prior comment 4 and the revised executive compensation
      disclosure for the year ended December 31, 2020. Please be advised that executive
      compensation disclosure for the year ended December 31, 2019 is also required to be
      included in your registration statement as that information previously was required to be
      provided in response to a Commission filing requirement. Refer to Instruction 1 to Item
      402(c) of Regulation S-K.

Notes to Consolidated Financial Statements
Concentration of Risk, page F-16

6.   We have considered your response to prior comment 5 as well as comment 23 in your
      December 9, 2020 letter and continue to believe that you should disclose the fact that two
      advertising holding companies comprised more than 10% of your revenue and include the
      percentage of revenue from each such customer for each applicable period. Please revise
      your footnote disclosures pursuant to ASC 280-10-50-42.

        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments
on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance

Office of Technology

cc: Stewart McDowell